August 27, 2025

Tim Rotolo
Chairman and Chief Executive Officer
Range Capital Acquisition Corp II
44 Main Street
Cold Spring Harbor, NY 11724

       Re: Range Capital Acquisition Corp II
           Draft Registration Statement on Form S-1
           Submitted July 31, 2025
           CIK No. 0002078653
Dear Tim Rotolo:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. Please revise the Cover Page and elsewhere in relation to your discussion of the non-
       managing sponsor investors    expression of interest in purchasing units
to disclose the
       maximum percentage of the offering that could be purchased by these investors.
Initial Business Combination, page 7

2. Please revise this section to also disclose the amount of public shares sold in the IPO that would have to affirmatively vote for the business combination in order for it to be consummated.
 August 27, 2025
Page 2
The Offering
Ability to extend time to complete business combination, page 28

3. Please revise your disclosure on page 28 to disclose whether shareholders can redeem their shares regardless of whether they abstain, vote for, or vote against proposals to extend the date by which you must consummate your initial business combination, as you have on page 134.
Conflicts of Interest, page 39

4. Please revise your disclosure on page 39 and your Conflicts of Interest section on page 154 to disclose whether the terms of the warrants held by the sponsor and its affiliates enables them to profit at times when an unaffiliated security holder cannot profit, such as when the company calls public warrants for redemption. Capitalization, page 108

5. The table shows deferred underwriting fees as part of your "as-adjusted" capitalization. Our understanding from page 101 is that these fees are payable
       contingent on the completion of your initial business combination and that these fees would be charged to equity under your policy for deferred costs on page F-9. Please tell us why the fees are considered part of your "as-adjusted" capitalization but the offsetting amount does not appear charged to shareholder's equity in this table.
Conflicts of Interest, page 155

6. Please revise this section to briefly describe the fiduciary duties of each officer and director of the special purpose acquisition company to other companies to which they have fiduciary duties, or otherwise advise. Refer to Item 1603(c) of Regulation S-K.

       Please contact Gary Newberry at 202-551-3761 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   Jason Simon, Esq.